April 2, 2009
VIA EDGAR TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549
Re:	Starfield Resources, Inc. (File No. 000-29948): Form 20-F for the Fiscal Year Ended February 29, 2008
Dear Mr. Schwall:
          On behalf of Starfield Resources, Inc. (“Company”), this letter sets forth the Company’s responses to comments on the above-referenced filing raised in your letter dated February 27, 2009, to Mr. Gregory Van Staveren of the Company. For your convenience, each comment is reproduced below followed by the Company’s response. We would be pleased to discuss any of the responses with you or your staff.
          As a threshold matter, however, please be advised that the current management team was not responsible for preparing the Company’s responses to the staff’s prior comments contained in its letter dated February 24, 2005, nor for carrying forward in the Company’s immediate filings some of the changes proposed in response to the staff’s comments. The current management team will, however, endeavour to address those earlier concerns.
          Finally, thank you for the additional time to respond to your comments. The Company appreciated the courtesy.
Operating Results – Page 24
1.	We note your disclosure that you completed 5,912 meters of diamond drilling in your 2008 fiscal year, compared to 25,023 meters in your 2007 fiscal year. Please disclose why you engaged in less drilling in your 2008 fiscal year.

RESPONSE:

The fiscal 2008 drilling program was more targeted to the lower PGM zone and required less drilling than in fiscal 2007. In fiscal 2007 we had a broader drill campaign. During the fiscal 2009 drilling season, however, 19,092 metres of diamond drilling was completed and we will include appropriate disclosures in future filings regarding the increase, as well as any other material changes in drilling activity going forward.

2.	Please disclose the causes of all material changes in your financial statements. For example, please disclose why you granted 16,125,000 stock options in your 2008 fiscal year (compared with 9,540,000 granted in your 2007 fiscal year), resulting in a material difference in your stock-based compensation expense.

RESPONSE:

During fiscal 2008, there was a complete change in management and a majority of the board of directors. The recruitment and retention of these key individuals accounted for the increase in the granting of options during fiscal 2008. We will include this explanation in future filings.
Directors and senior management, Page 31
3.	Please provide the disclosure required by Item 6 of Form 20-F as of the latest practicable date. See General Instruction C (b) of Form 20-F. For example you disclose in a Form 6-K furnished on April 10, 2008 that you appointed a new vice president of exploration.

RESPONSE:

In future filings, the Company will include all disclosures related to senior management and directors as of the latest practicable date.
Compensation, Page 33
4.	For each director and executive officer, please disclose the number of stock options granted during your 2008 fiscal year and the exercise price and expiration of such options. See Item 6.B of Form 20-F.

RESPONSE:

The information in the table below will be included in future filings.

Options granted	Strike price	Quantity	Expiry

Andre Douchane	1.05	200,000	15/01/2013

Greg Van Staveren	1.18	1,750,000	13/09/2012
	1.05	175,000	15/01/2013

Fred Mason	1.59	1,250,000	28/09/2012
	1.05	125,000	15/01/2013

Norman Betts	0.32	700,000	23/04/2012
	1.05	175,000	15/01/2013

H. Stuart Bottomley	0.32	750,000	23/04/2012
	1.05	140,000	15/01/2013

Henry Giegerich	0.32	750,000	23/04/2012
	1.05	140,000	15/01/2013

Ross Glanville	0.32	750,000	23/04/2013
	1.05	140,000	15/01/2013

Robert Maddigan	1.05	140,000	15/01/2013

Shirley Mears	1.71	1,400,000	12/07/2012
	1.05	140,000	15/01/2013

Ulrich Rath	1.71	1,400,000	12/07/2012
	1.05	140,000	15/01/2013
Share Ownership, Page 35
5.	For each director and executive office, please disclose the exercise price and expiration date of outstanding options. See Item 6.E. of Form 20-F.

RESPONSE:

The information in the table below will be included in future filings.

			Quantity
Options remaining	Strike price	Expiry	remaining	Total

Andre Douchane	1.05	15/01/2013	200,000
	0.285	01/02/2012	1,500,000	1,700,000

Greg Van Staveren	1.18	13/09/2012	1,750,000
	1.05	15/01/2013	175,000	1,925,000

Fred Mason	1.59	28/09/2012	1,250,000
	1.05	15/01/2013	125,000	1,375,000

Norman Betts	0.32	23/04/2012	525,000
	1.05	15/01/2013	175,000
	0.285	01/02/2012	562,500	1,262,500

H. Stuart Bottomley	0.32	23/04/2012	750,000
	1.05	15/01/2013	140,000
	0.40	31/01/2010	500,000
	0.285	01/02/2012	150,000	1,540,000

Henry Giegerich	0.32	23/04/2012	750,000
	1.05	15/01/2013	140,000
	0.60	11/03/2011	100,000
	0.29	01/02/2012	100,000	1,090,000

Ross Glanville	0.32	23/04/2013	375,000
	1.05	15/01/2013	140,000
	0.40	31/01/2010	100,000
	0.40	27/08/2009	200,000
	0.60	11/03/2011	100,000
	0.29	01/02/2012	250,000	1,165,000

Shirley Mears	1.71	12/07/2012	1,400,000
	1.05	15/01/2013	140,000	1,540,000

Ulrich Rath	1.71	12/07/2012	1,400,000
	1.05	15/01/2013	140,000	1,540,000
Restriction if any on Share Transfers, Page 44
6.	We note your disclosure that “no share of the Company shall be transferred without the approval of the Board of Directors evidenced by a Directors Resolution.” This appears to be inconsistent with your articles of incorporation, as amended, that are set forth in Exhibit 99.1 to the Form 6-K furnished on December 20, 2005. Please advise.

RESPONSE:

We are following up with our Canadian legal counsel to review our articles in response to this comment and will provide a supplemental response as soon as possible.

Material contracts, Page 45
7.	Please disclose the consideration paid or to be paid by you in connection with the agreements described at page 45. See Item 10.C of Form 20-F.

RESPONSE:

Although the Company does not believe that the consideration to be paid by it in connection with the subject contracts is material to the Company’s financial position, the following amounts will be included in future filings:

Sodexho —CDN $0.9 million (Fiscal 2007 — CDN $nil) Major Drilling — CDN $1.9 million (Fiscal 2007 — CDN $3.3 million) Kivalliq Inuit Association — CDN $0.1 million (Fiscal 2007 — CDN $nil)
Audit Committee Financial Expert, Page 50
8.	Please explain why you do not have an audit committee financial expert. See Item 16A (a) (3) of Form 20-F.

RESPONSE:

The Company will name an audit committee financial expert in future filings.
Exhibits, Page 51
9.	Please file all material contracts required by Form 20-F. For example, please file your employment contracts with your executive officers and your February 1999 option agreement to purchase mineral claims. In addition, please file all agreements described under the heading “Material contracts” at page 45 of your filing, or advise us why the filing of such agreements is not required.

RESPONSE:

In connection with its future filings, the new management team will review with counsel the Company’s various contracts, including the three referenced above, in order to identify those contracts that are material to the Company and not made in the ordinary course of business or, in the case of a management contract or compensatory plan, contract or arrangement, that are not required to be publicly disclosed in Canada or otherwise publicly disclosed by the Company.

Engineering Comments
General
10.	We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or in press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.
Please indicate the location of this disclaimer in your response.

RESPONSE:

The Cautionary Note will be included going forward as requested and will also be located under the “Disclaimer” tab on the Company’s website.

11.	Add a risk factor that addresses the fact that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

RESPONSE:

By CIM definition, a resource is a mineralized body “in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.” Additionally, NI43-101 states that a mineral resource is “an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.”

Since a detailed mine plan and cost analysis has not yet been prepared, we believe that it would be premature, misleading to the reader and incorrect to make the statement “that it is extremely remote, and in all probability that the properties do not contain any reserves, and any funds spent on exploration will probably be lost.” In future filings, however, the Company will include an appropriate risk factor addressing the Guide 7 reserve requirement distinction.

12.	This document contains extensive, detailed technical information regarding the progression of your exploration programs, which tends to obscure what is important to the average investor.
•	Please present your information with clear, concise sections, paragraphs and sentences easily understandable to the average reader.

•	Whenever possible, use short explanatory sentences and bullet lists.

•	Please avoid highly technical terminology and do not insert directly from technical reports.

•	Use descriptive headings and subheadings.

•	Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

RESPONSE:

In future filings, the Company will endeavour to present its exploration and other information in a more clear and concise manner using shorter explanatory sentences, bullet lists and descriptive headings and sub headings. Moreover, the Company will minimize repetitive disclosures throughout its future filings.
Business Overview, Page 9
13.	You refer to your company as an advanced exploration and development company. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development, or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the financial statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7. You responded to this issue previously in your correspondence to us dated March 31, 2005 but did not incorporate this information in later filings.

RESPONSE:

Although the Ferguson Lake Project is technically not in a development mode, more than 500 exploration holes have been completed on the mineralized zone. The mineralization has undergone extensive metallurgical testwork, environmental baseline studies have been initiated and a metals recovery flow sheet is in progress. Also, the scoping study showed economic potential and the Company is in the process of trying to upgrade resources to the reserve category. As such, the project does warrant being classified as an advanced exploration project.

14.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered

•	A north arrow

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located

•	A title of the map or drawing, and the date on which it was drawn

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data
RESPONSE:

The full disclosure of the Company’s location is in a map included on the Company’s website. This map will be incorporated into the Company’s future filings as requested.

15.	Any drawing should be simple enough or sufficiently large scale to clearly show all features on the drawing. You responded to this issue previously in your correspondence to us dated March 31, 2005, but did not incorporate this information in later filings. As indicated above, the current management team was not responsible for preparing the Company’s responses to the staff’s prior comments contained in its letter dated February 24, 2005, nor for carrying forward in the Company’s immediate filings some of the changes proposed in response to the staff’s comments.

RESPONSE:

The full disclosure of the Company’s location is in a map included on the Company’s website. This map will be incorporated into the Company’s future filings as requested.

Mineralization & Drilling, page 15

16.	We note you refer to parts per billion concerning your surface sampling program. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

RESPONSE:

It is customary and industry practice to report anomalous metal values obtained in surface rock chip or soil samples in units of measure such as ppb and ppm since the quantities are typically very small. These values are only showing slightly elevated (anomalous) concentrations of metals relative to surrounding unmineralized rock or soil and are used to guide exploration. As such they do not nor are they intended to apply grades of potential economic interest.

•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

Any and all drill assays reported by Starfield Resources are a weighted-average of sample analyses associated with a measured length. Individual assays have been obtained by an industry accepted laboratory using established analytical procedures.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Terms such as “grab”, “dump” and “chip” samples are internationally recognized descriptive terms denoting the nature of a geochemical sample which typically weighs less than 5 lbs (2.26 kg).

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as “up to,” “as high as,” or “ranging from.”

•	Eliminate statements containing grade or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

Please note that these are normal industry standards in Canada.

•	Generally, use tables to improve readability of sample and drilling data.

The Company reports all drilling results in a table format.

•	Soil samples may be disclosed as a weighted average value over an area.

The intent of soil and rock chip geochemical samples and their corresponding analyses is to define an area possessing elevated (anomalous) metal values relative to the surrounding unmineralized rock or soil. This information is used to define potential exploration targets for follow-up exploration and is therefore not intended for use to define the average metal concentration of an area or to obtain weighted averages.

•	Refrain from reporting single soil sample values.

The Company will incorporate this in its future filings.

•	Convert al ppb quantities to ppm quantities for disclosure.

Please note that due to the customary small concentration of precious metals in rock and soil geochemical samples as compared to other elements it is an international industry practice to report precious metals especially gold and PGM values in ppb rather than ppm. In drill samples on the other hand, base metal values are often reported in percent or ppm while precious metals values are typically reported in oz/t (ounces per ton) or g/t (grams per tonne). Please note that 1 ppm equals 1 g/t.

•	Avoid optimistic descriptive adjectives such as high grade or ore-grade.

The Company will incorporate this in its future filings.
Please revise your disclosures to comply with this guidance. You responded to this issue previously in your correspondence to us dated March 31, 2005, but do not appear to have incorporated this information in subsequent filings. As discussed above, the current management team was not responsible for preparing the Company’s responses to the staff’s prior comments contained in its letter dated February 24, 2005, nor for carrying forward in the Company’s immediate filings some of the changes proposed in response to the staff’s comments.
Summary, Page 23
17.	We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7. Under these circumstances, it is important to clearly distinguish between proven and probable reserves, which have a clearly defined technical, legal, and economic meaning, and non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an “in-place” tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and they are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resource.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resource stable:
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and “indicated resources.” We advise U.S. investors that these terms are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.
You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:
Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources.” We advise U.S. investors that this term is not recognized by the United States Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicate mineral resources.
RESPONSE:
Since the studies needed to define potentially economic tonnages and grades at Ferguson Lake have not yet been completed, all mineralized material is currently classified as resources as stated under Items 10 and 11 above. Currently measured and indicated resources are listed together and inferred resources, which are not recognized by the SEC, are listed separately. As required, the quantities of each are listed by tonnage and grade not as contained metal. We will incorporate the appropriate cautionary note in future filings.
Closing Comments
     In connection with the foregoing, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Further, the Company is aware that the Division of Enforcement has access to all of the information that the Company has provided to the staff of the Division of Corporation Finance in its review of the filing or in response to its comments on the filing.
     Please feel free to contact the undersigned at 202-906-8721 to discuss these matters.
Sincerely,
Robert B. Murphy

C:	Mr. Andre Douchane Mr. Gregory Van Staveren